THOMPSON    HINE

BRUSSELS  CINCINNATI   CLEVELAND  COLUMBUS   DAYTON  NEW YORK  WASHINGTON, D.C.

September 2, 2004

Mundoval Funds

1150 Silverado Street #223

La Jolla, CA 92037

Re:

Mundoval Funds - File Nos. 333-116723 and 811-21596

Gentlemen:

This letter is in response to your request for our opinion in connection with the filing of Pre-Effective Amendment No. 1 to the Registration Statement, File Nos. 333-116723 and 811-21596 (the “Registration Statement”) of Mundoval Funds (the “Trust”).

We have examined copies of (i) Agreement and Declaration of Trust of the Trust, (ii) the By-Laws of the Trust, and (iii) such other documents, papers, statutes and authorities as we deem necessary to form the basis of the opinion hereinafter expressed.  We have assumed the genuineness of the signatures and the conformity to original documents of the copies of such documents supplied to us as copies thereof.

Based upon the foregoing, we are of the opinion that, after Pre-Effective Amendment No. 1 is effective for purposes of applicable federal and state securities laws, the shares of the Trust, if issued in accordance with the then current Prospectus and Statement of Additional Information of the Trust, will be legally issued, fully paid and non-assessable.

We hereby give you our permission to file this opinion with the Securities and Exchange Commission as an exhibit to Pre-Effective Amendment No. 1 to the Registration Statement.  This opinion may not be filed with any subsequent amendment, or incorporated by reference into a subsequent amendment, without our prior written consent.  This opinion is prepared for the Trust, and may not be relied upon by any other person or organization without our prior written approval.

Very truly yours,

/s/ Thomspon Hine LLP

THOMPSON HINE LLP

DSM/JMS

498488